

Mail Stop 3233

May 16, 2017

VIA E-MAIL
Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, N.W.
Washington, DC 20037

> **Re:** **The Advisory Board Company**
> **Form 10-K**
> **Filed March 16, 2017**
> **Form 8-K**
> **Filed March 1, 2017**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Results of Operations, pages 34 – 37

1. Reference is made to Exhibit 99.2 in your Form 8-K filed on February 28, 2017 where you furnish a copy of the transcript of your earnings call for the period ended December 31, 2016. It appears you disaggregate your discussion of the business along health care and education, which we understand to represent your two reporting units. Given the differentiation between reporting units and your discussion on a disaggregated basis within your earnings call, please tell us why you do not also discuss your operating results within MD&A on a similar disaggregated basis. It appears providing a more disaggregated discussion would provide potential readers a better understanding of each reporting unit that comprise your business and the impact of each on your business as a

whole.   Reference is made to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

Form 8-K Filed March 1, 2017

Exhibit 99.1

2.   We note you indicate no reconciliation of the Non-GAAP 2017 financial guidance has been provided because you are not able, without unreasonable efforts, to accurately forecast the excluded items at the level of precision required to be included in the reconciliations.   Please tell us and revise future filings to specifically identify the excluded items that are unavailable and its probable significance.   Reference is made to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations.   In addition, please explain how you developed your Non-GAAP guidance including the assumptions relied upon.   Your response should also explain your consideration of providing equivalent GAAP guidance under the same assumptions utilized.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities